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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

AMERICAN BANK NOTE HOLOGRAPHICS, INC.
(Name of Issuer)
COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)
024490104
(CUSIP Number)
MICHAEL J. HARKINS
366 Madison Avenue, 14th Floor
New York, NY 10017
(212) 888-3030
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 23, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	024377103	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Michael J. Harkins

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,711,156 (9.0%)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

1,711,156 (9.0%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,711,156

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1. Security and Issuer
     This amendment (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Original Statement”) filed on April 9, 2007 by Michael J. Harkins relating to the common stock, par value $.01 per share (the “Common Stock”), of American Bank Note Holographics, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 2 Applegate Drive, Robbinville, New Jersey 08691. Capitalized terms used but not defined herein shall have the respective meaning set forth in the Original Statement.
Item 3. Source and Amount of Funds or Other Consideration
     The response to Item 3 of the Original Statement is hereby amended and supplemented by deleting and replacing the first paragraph thereof with the following:
     Mr. Harkins beneficially owns the 1,711,156 shares of Common Stock reported herein because he is President of Levy Harkins and a general partner of The Gracy Fund.
Item 4. Purpose of Transaction
     The response to Item 4 of the Original Statement is amended and supplemented by deleting the first paragraph thereof and adding, just prior to the final paragraph thereof, the following:
     On May 23, 2007, the Voting Agreement Members, Mr. Harkins and the Company entered into the Agreement described in Item 6 herein and attached as Exhibit 3 hereto (the “Agreement”). Pursuant to such Agreement, the Voting Agreement Members have withdrawn their notice dated March 23, 2007, requesting that the Company nominate certain director candidates (the “Notice”) and terminated the Voting Agreement dated March 28, 2007 by and among the Voting Agreement Members (as described in and attached to the Original Statement) (the “Voting Agreement”). In light of the execution of the Agreement, the Voting Agreement Members have no plan or proposal to commence a contested election of directors at the 2007 annual stockholders meeting of the Company or to solicit proxies in connection therewith.
Item 5. Interest in Securities of the Issuer
     The response to Item 5 of the Original Statement is amended by deleting and replacing it in its entirety with the following:
     The percentage of the Common Stock beneficially owned by Mr. Harkins disclosed in this Amendment is calculated in reference to the 19,109,138 shares outstanding as of May 8, 2007, as disclosed in the Company’s statement on Form 10-Q for the period ended March 31, 2007.
     As of the close of business on May 25, 2007, Mr. Harkins may be deemed to share voting power as to 1,711,156 shares representing 9.0% of the Common Stock by nature of his position as President of Levy Harkins and a general partner of The Gracy Fund. Mr. Harkins shares dispositive power as to 1,416,656 shares representing 7.4% of the Common Stock with Levy

Harkins, Mr. Levy and Mr. Lebenthal and shares dispositive power as to 294,500 shares representing 1.5% of the Common Stock with The Gracy Fund, Mr. Levy and Mr. Lebenthal.
     In the past 60 days, Levy Harkins has effected the following transactions in the Common Stock:
(i)	March 27, 2007 — a cross trade of 2,500 shares between accounts managed by it at $3.18 per share,

(ii)	April 4, 2007 — a cross trade of 4,875 shares between accounts managed by it at $3.01 per share,

(iii)	May 16, 2007 — 5,000 shares sold in the open market for $3.3501,

(iv)	May 21, 2007 — 4,200 shares sold in the open market for $3.38 and

(v)	May 22, 2007 — 15,000 shares sold in the open market for $3.29.
     Mr. Harkins has not effected any transactions in the Common Stock in the past sixty days except as otherwise described in this Item 5.
     No other person is known by Mr. Harkins to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Statement, except that (i) the dividends and proceeds from the sale of shares of Common Stock reported by Levy Harkins may be distributed to the applicable owners of the managed accounts and (ii) the dividends or proceeds from the sale of shares of Common Stock owned by the The Gracy Fund may be distributed to the applicable limited partners of The Gracy Fund in accordance to their respective limited partnership interests.
Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer
     The response to Item 6 of the Original Statement is amended by deleting and replacing it in its entirety with the following:
     The Voting Agreement Members and Mr. Harkins (collectively, the “Participating Stockholders”) and the Company executed the Agreement on May 23, 2007, upon the execution and delivery of which:
(i)	the Board was expanded to seven (7) members,

(ii)	Messrs. Randall Bassett and Eric Haskell were appointed to the Board,

(iii)	a Strategic Advisory Committee of the Board was constituted with Messrs. Randall Bassett, Richard Robbins and Kenneth Traub appointed as members, and Mr. Bassett appointed as chairman,

     (iv) the Compensation Committee was expanded to four (4) members with Mr. Haskell appointed as a member, and
     (v) the Voting Agreement Members withdrew the Notice and terminated the Voting Agreement.
     Pursuant to the Agreement, the Participating Stockholders agreed that through the conclusion of the 2007 annual stockholders meeting and for a period of one year thereafter, excluding the 2008 annual stockholders meeting, (the “Standstill Period”) that they would not, unless such shall have been specifically invited in writing by the Company: (i) seek, offer or propose (whether publicly or otherwise) to effect or participate in, or, in any way, assist any other person to seek, offer or propose (whether publicly or otherwise) to effect or participate in (a) any tender or exchange offer, merger or other business combination involving the Company or any of affiliates, (b) any recapitalization, restructuring, liquidation, dissolution or other material transaction outside the scope of the Company’s traditional business operations with respect to the Company or any of its affiliates or (c) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission); (ii) otherwise act, alone or in concert with others, to seek to control the management, the Board or the policies of the Company, including without limitation, by initiating or instituting a stockholder solicitation for any such purpose, or nominating or causing others to nominate, or otherwise seeking to elect directors of the Company other than those nominated by the Board of Directors; or (iii) enter into any discussions or arrangements with any third party with respect to any of the foregoing. The Participating Stockholders also agreed to vote in favor of the persons nominated by the Board for election at any meeting of the stockholders during the Standstill Period and not to vote in favor of the removal of any director or in favor of any candidates not nominated by the Board at such meeting. The Agreement does not restrict the Participating Stockholders from trading in the stock of the Company.
     Under the terms of the Agreement, the Company will nominate and recommend for election at the 2007 annual stockholders meeting the following slate of seven (7) directors: Salvatore D’Amato, Jordan Davis, Fred Levin, Richard Robbins, Kenneth Traub, Randall Bassett and Eric Haskell. If each of these nominees is elected and chosen to serve as a member of the Board, each such nominee shall serve until his successor is duly elected at the 2008 annual meeting. Immediately following the 2007 annual meeting, the Company will constitute a Nominating Committee of the Board and appoint Messrs. Bassett, Haskell and Levin as the members thereof. If at anytime following the 2007 annual stockholders meeting the Participating Stockholders beneficially own less than ten percent (10%) of the outstanding shares of Common Stock for more than thirty (30) days, the Nominating Committee shall be automatically disbanded. If the Nominating Committee has not been disbanded prior to the 2008 annual meeting, the Company shall nominate and recommend to the stockholders for election at the 2008 annual meeting the nominees selected by the Nominating Committee. The Company may not make any changes affecting the size or composition of the Nominating Committee before the first meeting of the Board after the 2008 annual meeting.
     The Company also agreed to reimburse certain expenses incurred by the Participating Stockholders up to an amount of $75,000, and the Company and the Participating Stockholders entered into a mutual release.

     This summary of the Agreement is qualified by the terms of the Agreement which is attached as Exhibit 2 hereto.
     Except as described in this Item 6, or otherwise in this Amendment or the Original Statement, there are no contracts, arrangements, understandings or relationships among the Voting Agreement Members or between Mr. Harkins, acting individually or acting for and on behalf of Levy Harkins or The Gracy Fund, and any other persons with respect to any securities of the Company.
Item 7. Material to Be Filed as Exhibits
     The response to Item 7 of the Original Statement is amended and supplemented by the addition to the end of such Item 7 of the following:
     Exhibit 2     Agreement dated May 23, 2007, by and among the Voting Agreement Members, Mr. Harkins and the Company

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2007	/s/ MICHAEL J. HARKINS

Michael J. Harkins

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